EXHIBIT (c)(xi)

Announcement Entitled

“Proposed Commonwealth Government Guarantee of Semi-Government Bonds-QTC Update.”

PROPOSED COMMONWEALTH GOVERNMENT GUARANTEE OF SEMI-GOVERNMENT BONDS - QTC UPDATE

Further to the Commonwealth Treasurer’s announcement on 25 March 2009, discussions have taken place between representatives of the various states and Commonwealth Treasury to discuss the finer points and operating procedures of the proposed guarantee scheme.

It is QTC’s understanding that the guarantee will not come into effect until the scheme rules and documentation have been finalised and an Appropriations Bill has been passed by the Commonwealth Parliament. The next Parliamentary sitting is scheduled for mid-May, however, it is not clear at this stage when the Appropriations Bill will be introduced into Parliament.

Once the scheme details are finalised, QTC will seek the views of its Fixed Interest Distribution Group members on how we should best utilise the Commonwealth’s offer.

When the legislation has been passed and the guarantee scheme is in place, QTC will be in a position to advise the market as to whether we intend to take up the guarantee and if so, to what extent. In addition, we will attend to any necessary regulatory filings to ensure the information is made available to all interested parties.

In the meantime, QTC will continue to offer, at its discretion, domestic and global bonds to our distribution group members.

Please call if you have any questions regarding the above or any related matters.

Regards,

Richard Jackson
General Manager, Financial Markets

Note: This announcement does not constitute an offer of any securities for sale.

QUEENSLAND TREASURY CORPORATION • LEVEL 14, 61 MARY STREET BRISBANE QLD 4000 • T: +61 7 3842 4600 • F: +61 7 3221 4122 •

www.qtc.qld.gov.au